[CHAPMAN AND CUTLER LLP LETTERHEAD]

March 21, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   SOX Review for Nuveen Multistate Trust III

(File number 811-07943)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the Nuveen Multistate Trust III (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the period ended May 31, 2024 (the “Annual Report”) as filed on Form N-CSR with the Staff on August 6, 2024.

COMMENT 1 – GENERAL

The Staff reminds the Company and its management that they are responsible for the accuracy and adequacy of all disclosures notwithstanding any review, comment, action or absence of action from the Staff.

RESPONSE TO COMMENT 1

The Funds respectfully acknowledge this comment from the Staff.

COMMENT 2 –FORM N-CEN

The Staff notes Item B.10 of Form N-CEN indicates matters submitted by the Registrant for its security holders’ vote during the reporting period. However, there is no required disclosure about the submissions in Item 9 of the Form N-CSR. Please describe the required disclosures about the shareholder vote that were not disclosed and file an amended Form N-CSR to include the disclosure.

RESPONSE TO COMMENT 2

On November 20, 2023, the Funds held a meeting of shareholders to elect Board members, which was described and included within the Shareholder Meeting section of the Registrant’s November 30, 2023, semi-annual report. This information was inadvertently excluded from the Registrant’s May 31, 2024, annual report. The Registrant intends to file an amended Form N-CSR to include the excluded information no later than March 31, 2025.

COMMENT 3 – FORM N-CSR

Please explain how Item 10 of Form N-CSR meets the requirements to disclose the aggregate renumeration paid by the Company during the period covered by the report. If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate relevant information to shareholders.

RESPONSE TO COMMENT 3

Tailored Shareholder Report FAQ #3 states “In the Adopting Release, the Commission stated that a fund would be permitted to prepare and file combined financial statements that include multiple series or portfolios in a trust to satisfy Item 7 of amended Form N-CSR provided such financial statement presentation is consistent with Regulation S-X. Therefore, responses to individual Form N-CSR items could include responses with respect to multiple series or portfolios in a trust.” For the Funds, remuneration paid to directors, officers and others is included in the Statement of Operations included within Item 7 of Form N-CSR under the line items “Directors and/or Trustee Fees” and “Management Fees.” As such, Item 10 of Form N-CSR referenced the Statement of Operations. Prospectively, Item 10 of Form N-CSR will disclose the following:

The aggregate remuneration paid to the trustees (all of whom are independent) by each Fund is reported as “Trustees fees” on the Statement of Operations under Item 7 of this Form N-CSR.

The Funds do not pay any remuneration to their officers. The aggregate renumeration paid to Nuveen Fund Advisors, LLC, the Funds’ investment adviser and an affiliate of the Funds’ officers, is reported as “Management fees” on the Statement of Operations under Item 7 of this Form N-CSR.

COMMENT 4 – FORM N-CSR

The Staff notes that the disclosure in Item 10 of Form N-CSR differed from the corresponding items included in the financial statements and certain other information as required by Items 7-11 of Form N-CSR posted on the Adviser’s website. Moving forward, please ensure the same disclosures required in both Form N-CSR and posted on the website are consistent.

RESPONSE TO COMMENT 4

The Funds agree with the Staff and will ensure that all disclosures included within Items 7-11 both in Form N-CSR and the Funds’ websites are consistent.

COMMENT 5 – GENERAL

Some Funds have an arrangement whereby some of their fees are paid indirectly by credits earned. Please confirm that the Funds are complying with Regulation S-X 6-07(g).

RESPONSE TO COMMENT 5

Certain Funds’ custodian fees and expenses are reduced by net credits earned on the Funds’ cash on deposit with their custodian bank, which is described in the Custodian Fee Credit footnote included within Note 1 of the Notes to Financial Statements. The amount of net credits earned by the Funds are immaterial, and therefore, the Funds have chosen to disclose such amounts in the Custodian Fee Credit footnote while still complying with Regulation S-X 6-07(g).

COMMENT 6 – NUVEEN LOUISIANA MUNICIPAL BOND FUND

Please ensure that the disclosures that require an entity to include the unobservable inputs and the impact to valuation if there’s an increase or decrease in those inputs are shown in the financial statements. Please see ASC 820-10-50-2(g) for the accounting guidance and 7.228 of the AICPA Audit and Accounting Guide for an example of this disclosure.

RESPONSE TO COMMENT 6

On a prospective basis, the Funds will endeavor to include the unobservable inputs and the impact to valuation if there’s an increase or decrease in those inputs shown in the financial statements.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

EXHIBIT A

File #	Registrant Name	FYE Reviewed
811-07943	Nuveen North Carolina Municipal Bond Fund	5/31/2024
811-07943	Nuveen Georgia Municipal Bond Fund	5/31/2024
811-07943	Nuveen Louisiana Municipal Bond Fund	5/31/2024

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